UNITED STATES
                     Securities and Exchange Commission
                           Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING
                                                      SEC FILE NO. 0-17629

                                                      CUSIP NUMBER 001004100

(Check One):   Form 10-K and 10-KSB     Form 20-F   Form 11-K
             X Form 10-Q and Form 10-QSB       Form N-SAR

                   For Period Ended:       December 31, 2004

                   Transition Report on Form 10-K
                   Transition Report on Form 20-F
                   Transition Report on Form 11-K
                   Transition Report on Form 10-Q
                   Transition Report on Form N-SAR
              For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant                   ADM Tronics Unlimited, Inc.

Former Name if Applicable

Address of Principal Executive Office     224-S Pegasus Avenue
(Street and Number)
City, State and Zip Code                  Northvale, New Jersey 07647


PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

  x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
  x (b) The subject annual report or semi-annual report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

The Form 10-QSB for the fiscal quarter ended December 31, 2004 for the Registrant could not be filed within the prescribed period without unreasonable effort or expense due to increased accounting activities resulting from the expansion of operations of the Registrant's medical device subsidiary.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           Andre' Di Mino                  (201)          767-6040
 President and Chief Financial Officer
          (Name and Title)               (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)
    of the Securities Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If answer is no identify report(s).
                                                               x Yes   No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               x Yes   No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant had a loss of approximately $1,132,000 as compared to $154,175 for the nine months ended December 31, 2004 and 2003, respectively. The increased loss was due to increased costs and expenses related to the expansion of operations and marketing efforts related to the Registrant's medical device subsidiary.

                            ADM Tronics Unlimited, Inc.
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 15, 2005       By: /s/ Andre' DiMino
                                       Andre' Di Mino
                                       President and Chief Financial Officer



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